SOCIAL MEDIA POSTS

Streamline 66  @streamline66 · 9m

Independent proxy advisor Glass Lewis on Phillips 66's (NYSE: PSX) underperformance under CEO Mark Lashier: "P66 has regularly run afoul of market expectations, has not generated competitive value during the span of Mr. Lashier's executive service…" #Streamline66

INDEPENDENT PROXY ADVISOR GLASS LEWIS:

PHILLIPS 66 "HAS NOT GENERATED COMPETITIVE VALUE DURING THE SPAN OF [CEO MARK] LASHIER'S EXECUTIVE SERVICE…"

STREAMLINE 66

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Proxy Firm Glass Lewis: Phillips 66 Underperformed Under CEO Lashier

 **Streamline 66** ✓ @streamline66 · 59s

Top proxy advisor Institutional Shareholder Services supports Elliott's case for change at Phillips 66 (NYSE: PSX) and recommends all FOUR Elliott board nominees—Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt. Vote by May 21 to #Streamline66.



The dissident [Elliott] has presented a compelling case for change.

Top independent proxy firm Institutional Shareholder Services, 5/12/25

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Top Proxy Advisor ISS Backs All Elliott Nominees for Phillips 66 Board

From streamline66.com